Dear Sir or Madam,

GAMCO Asset Management Inc. has submitted a preliminary proxy statement for Myers Industries, Inc.  Accession Number - 0000807249-09-000266 on March 30, 2009.

I can be contacted at GAMCO Asset Management Inc., One Corporate Center, Rye, NY 10580, (914) 921-7732;  pgoldstein@gabelli.com.

Sincerely,

Peter D. Goldstein
Director of Regulatoy Affairs